UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AQUASITION CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y0192H 129

(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0192H 129	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) AQUA INVESTMENTS CORP.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization REPUBLIC OF MARSHALL ISLANDS
Number of Shares Beneficially Owned by Each reporting Person With:	5	Sole Voting Power 1,755,500 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,755,500 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,500 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (11) 24.0% (1)(2)
12	Type of Reporting Person (See Instructions) CO

(1) Does not include 368,000 shares of common stock issuable upon 368,000 warrants owned by Aqua Investments Corp. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 7,305,500 shares of common stock issued and outstanding as of January 22, 2013, including 6,587,750 shares outstanding upon consummation of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus, dated October 25, 2012, 580,250 shares issued in connection with the underwriters’ partial exercise of their over-allotment option, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated November 7, 2012, and 137,500 shares held by Aqua Investments Corp. that are no longer subject to forfeiture following the underwriters’ partial exercise of their over-allotment option.

CUSIP No. Y0192H 129	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) MATTHEW C. LOS
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED KINGDOM
Number of Shares Beneficially Owned by Each reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,755,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,755,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,500 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (11) 24.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 368,000 shares of common stock issuable upon exercise of 368,000 warrants owned by Aqua Investments Corp. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 7,305,500 shares of common stock issued and outstanding as of January 22, 2013, including 6,587,750 shares outstanding upon consummation of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus, dated October 25, 2012, 580,250 shares issued in connection with the underwriters’ partial exercise of their over-allotment option, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated November 7, 2012, and 137,500 shares held by Aqua Investments Corp. that are no longer subject to forfeiture following the underwriters’ partial exercise of their over-allotment option.

CUSIP No. Y0192H 129	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) NICHOLAS JOHN FRANGOS
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United KINGDOM
Number of Shares Beneficially Owned by Each reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,755,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,755,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,500 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (11) 24.0%(1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 368,000 shares of common stock issuable upon exercise of 368,000 warrants owned by Aqua Investments Corp. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 7,305,500 shares of common stock issued and outstanding as of January 22, 2013, including 6,587,750 shares outstanding upon consummation of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus, dated October 25, 2012, 580,250 shares issued in connection with the underwriters’ partial exercise of their over-allotment option, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated November 7, 2012, and 137,500 shares held by Aqua Investments Corp. that are no longer subject to forfeiture following the underwriters’ partial exercise of their over-allotment option.

CUSIP No. Y0192H 129	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) STYLIANOS STERGIOS SOUGIOULTZOGLOU
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization GREECE
Number of Shares Beneficially Owned by Each reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,755,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,755,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,500 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (11) 24.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 368,000 shares of common stock issuable upon exercise of 368,000 warrants owned by Aqua Investments Corp. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 7,305,500 shares of common stock issued and outstanding as of January 22, 2013, including 6,587,750 shares outstanding upon consummation of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus, dated October 25, 2012, 580,250 shares issued in connection with the underwriters’ partial exercise of their over-allotment option, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated November 7, 2012, and 137,500 shares held by Aqua Investments Corp. that are no longer subject to forfeiture following the underwriters’ partial exercise of their over-allotment option.

CUSIP No. Y0192H 129	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) THEMIS KALAPOTHARAKOS
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization GREECE
Number of Shares Beneficially Owned by Each reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,755,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,755,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,500 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (11) 24.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 368,000 shares of common stock issuable upon exercise of 368,000 warrants owned by Aqua Investments Corp. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 7,305,500 shares of common stock issued and outstanding as of January 22, 2013, including 6,587,750 shares outstanding upon consummation of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus, dated October 25, 2012, 580,250 shares issued in connection with the underwriters’ partial exercise of their over-allotment option, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated November 7, 2012, and 137,500 shares held by Aqua Investments Corp. that are no longer subject to forfeiture following the underwriters’ partial exercise of their over-allotment option.

CUSIP No. Y0192H 129	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) ANNA POLEMIS
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization GREECE
Number of Shares Beneficially Owned by Each reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,755,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,755,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,500 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (11) 24.0% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 368,000 shares of common stock issuable upon exercise of 368,000 warrants owned by Aqua Investments Corp. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 7,305,500 shares of common stock issued and outstanding as of January 22, 2013, including 6,587,750 shares outstanding upon consummation of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus, dated October 25, 2012, 580,250 shares issued in connection with the underwriters’ partial exercise of their over-allotment option, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated November 7, 2012, and 137,500 shares held by Aqua Investments Corp. that are no longer subject to forfeiture following the underwriters’ partial exercise of their over-allotment option.

CUSIP No. Y0192H 129	Page 8 of 13

Item 1.

(a) Name of Issuer: Aquasition Corp. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England.

Item 2.

(a), (b) and (c): Name of Persons Filing, Address of Principal Business Office and Citizenship:

This statement is filed on behalf of (i) Aqua Investments Corp. (“Aqua Investments”), (ii) Matthew C. Los, (iii) Stylianos Stergios Sougioultzoglou, (iv) Nicholas John Frangos, (v) Themistoklis Kalapotharakos, and (vi) Anna Polemis (Aqua Investments, Messrs. Los, Sougioultzoglou, Frangos and Kalapotharakos and Ms. Polemis, together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Aqua Investments, a Marshall Islands company, has a principal place of business located at c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England. Messrs. Los, Sougioultzoglou, Frangos and Kalapotharakos and Ms. Polemis are the stockholders of Aqua Investments.

Messrs. Los, Sougioultzoglou, Frangos and Kalapotharakos and Ms. Polemis, who are the Issuer’s founders, hold the following positions with the Issuer and have the following business addresses:

Name	Position	Business Address
Matthew C. Los	Chief Executive Officer, Director	c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England
Stylianos Stergios Sougioultzoglou	Chief Financial Officer, Director	c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England
Nicholas John Frangos	Director	c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England
Themistoklis Kalapotharakos	Director	c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England
Anna Polemis	N/A	Kantharou 1, Piraeus, GR-18537, Greece

Messrs. Los and Frangos are British citizens. Messrs. Sougioultzoglou and Kalapotharakos and Ms. Polemis are Greek citizens.

(d) Title of Class of Securities: Shares of common stock, par value $0.0001 per share.

CUSIP No. Y0192H 129	Page 9 of 13

(e) CUSIP Number: Y0192H 129

Item 3. Not Applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 1,755,500 shares (the “Founder Shares”) (1)

(b) Percent of class: 24.0%. The percentage is calculated based on 7,305,500 shares of common stock issued and outstanding as of January 22, 2013, including 6,587,750 shares outstanding upon consummation of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus, dated October 25, 2012, 580,250 shares issued in connection with the underwriters’ partial exercise of their over-allotment option, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated November 7, 2012, and 137,500 shares held by Aqua Investments Corp. that are no longer subject to forfeiture following the underwriters’ partial exercise of their over-allotment option. Excludes 368,000 shares of common stock issuable upon exercise of 368,000 warrants owned by the Reporting Persons. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(c) Number of shares to which such person has:

With respect to Aqua Investments:

(i) Sole power to vote or direct the vote: 1,755,500 (1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 1,755,500 (1)

(iv) Shared power to dispose or direct the disposition of: 0

With respect to the other Reporting Persons:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,755,500 (1)

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,755,500 (1)

On March 15, 2012, Aqua Investments acquired 1,437,500 shares of common stock for an aggregate purchase price of $25,000, in connection with the formation of the Issuer, including 50,000 shares that were redeemed by the Issuer on January 22, 2013 (the “Founder Shares”).

Additionally, in connection with the Issuer’s initial public offering, Aqua Investments acquired an aggregate of 368,000 units for an aggregate purchase price of $3,680,000, or $10.00 per unit. Each unit is comprised of 368,000 shares of common stock and 368,000 warrants. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

Messrs. Los, Sougioultzoglou, Frangos and Kalapotharakos and Ms. Polemis are the stockholders of Aqua Investments. Each of Messrs. Los, Sougioultzoglou, Frangos and Kalapotharakos and Ms. Polemis may be deemed to share voting and dispositive power over the Founder Shares; however, each such person disclaims beneficial ownership of the Founder Shares except to the extent of such person’s pecuniary interest in them.

CUSIP No. Y0192H 129	Page 10 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The identities of each member of the group for which this Schedule 13G is being filed is provided in Exhibit 2 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Notes

(1) Does not include 368,000 shares of common stock issuable upon exercise of 368,000 warrants owned by Aqua Investments. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $11.50 per share commencing on the later of (i) October 25, 2013 and (ii) the consummation of an acquisition transaction by the Issuer, and will expire five years from the consummation of an acquisition transaction or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

CUSIP No. Y0192H 129	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 13, 2013	AQUA INVESTMENTS CORP.

/s/ Themistoklis Kalapotharakos
Name: Themistoklis Kalapotharakos
Title: Director

Date: February 13, 2013	/s/ Matthew C. Los
Name: Matthew C. Los

Date: February 13, 2013	/s/ Nicholas John Frangos
Name: Nicholas John Frangos

Date: February 13, 2013	/s/ Stylianos Stergios Sougioultzoglou
Name: Stylianos Stergios Sougioultzoglou

Date: February 13, 2013	/s/ Themistoklis Kalapotharakos
Name: Themistoklis Kalapotharakos

Date: February 13, 2013	/s/ Anna Polemis
Name: Anna Polemis

CUSIP No. Y0192H 129	Page 12 of 13

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  February 13, 2013

AQUA INVESTMENTS CORP.

By:	/s/ Themistoklis Kalapotharakos
Name: Themistoklis Kalapotharakos
Title: Director

/s/ Matthew C. Los
Name: Matthew C. Los

/s/ Nicholas John Frangos
Name: Nicholas John Frangos

/s/ Stylianos Stergios Sougioultzoglou
Name: Stylianos Stergios Sougioultzoglou

/s/ Themistoklis Kalapotharakos
Name: Themistoklis Kalapotharakos

/s/ Anna Polemis
Name: Anna Polemis

CUSIP No. Y0192H 129	Page 13 of 13

Exhibit 2

Identification of Members of Group

A.	Name:	Aqua Investments Corp.
	Business Address:	c/o Seacrest Shipping Co. Ltd. 8-10 Paul Street, London EC2A 4JH, England
	Place of Organization:	Republic of Marshall Islands

B.	Name:	Matthew C. Los
	Business Address:	c/o Seacrest Shipping Co. Ltd. 8-10 Paul Street, London EC2A 4JH, England
	Citizenship:	United Kingdom

C.	Name:	Nicholas John Frangos
	Business Address:	c/o Seacrest Shipping Co. Ltd. 8-10 Paul Street, London EC2A 4JH, England
	Citizenship:	United Kingdom

D.	Name:	Stylianos Stergios Sougioultzoglou
	Business Address:	c/o Seacrest Shipping Co. Ltd. 8-10 Paul Street, London EC2A 4JH, England
	Citizenship:	Greece

E.	Name:	Themistoklis Kalapotharakos
	Business Address:	c/o Seacrest Shipping Co. Ltd. 8-10 Paul Street, London EC2A 4JH, England
	Citizenship:	Greece

F.	Name:	Anna Polemis
	Business Address:	Kantharou 1, Piraeus, GR-18537, Greece
	Citizenship:	Greece